Exhibit 99.1

Viomi Technology Co., Ltd Reports Third Quarter 2019 Unaudited Financial Results

Net revenues increased by 89.2% year-over-year to RMB1.07 billion, exceeding guidance

GUANGZHOU, China, Nov. 20, 2019 (GLOBE NEWSWIRE) -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial and Operating Highlights

•	Net revenues reached RMB1.07 billion (US$149.6 million), an increase of 89.2% from the third quarter of 2018.
•	Gross margin was 22.3%, compared to 30.0% for the third quarter of 2018.
•	Net income was RMB73.3 million (US$10.3 million), compared to a net loss of RMB59.8 million for the third quarter of 2018. Net income margin was 6.9%.
•	Non-GAAP net income[1] was RMB83.9 million (US$11.7 million), an increase of 116.4% from the third quarter of 2018. Non-GAAP net income margin[1] was 7.8%, compared to 6.9% for the third quarter of 2018.
•

Number of household users reached more than 2.6 million, compared to approximately 2.3 million as of the end of the second quarter of 2019 and approximately 1.4 million as of the end of the third quarter of 2018.

•	Percentage of household users with at least two connected products reached 17.1%, compared to 16.1% as of the end of the second quarter of 2019 and 13.2% as of the end of the third quarter of 2018.
•

Number of Viomi offline experience stores was approximately 1,600, compared to approximately 1,900 as of the end of the second quarter of 2019 and approximately 1,200 as of the end of the third quarter of 2018.

First Nine Months of 2019 Financial Highlights

•	Net revenues reached RMB2.91 billion (US$406.5 million), an increase of 81.0% from the first nine months of 2018.
•	Gross margin was 25.3%, compared to 28.6% for the first nine months of 2018.

[1]

“Non-GAAP net income” is defined as net income excluding share-based compensation expenses. “Non-GAAP net income margin” equals non-GAAP net income divided by total revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	Net income was RMB203.6 million (US$28.5 million), compared to RMB10.5 million for the first nine months of 2018.
•

Non-GAAP net income was RMB236.3 million (US$33.1 million), an increase of 102.2% from the first nine months of 2018. Non-GAAP net income margin was 8.1%, compared to 7.3% for the first nine months of 2018.

“Once again, we are proud to deliver robust and healthy revenue and profitability growth in the third quarter, continuing the strong momentum from the first half of 2019, despite ongoing uncertainties in the overall industry and macro environment,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi.

“As part of our core strategy for this year, we continued to introduce additional product lines and SKUs to strengthen our overall product portfolio and offerings. In addition to new Viomi-branded products, we have also increased our cooperation with Xiaomi on Xiaomi-branded products over the past several months through the introduction of additional product categories, including range hoods, sweeper robots and more recently, refrigerators. Moreover, we also recently launched our new premium AI-focused “coKiing” brand, starting first with a series of air conditioning products. This brand focuses on the mid-to-high-end market and we expect “coKiing” to further complement our IoT @ Home product portfolio, address the needs of more consumer segments, open up new markets and enrich the overall user experience,” added Mr. Chen.

“Continuing the theme of preparing for the upcoming 5G era and establishing a leading position in this space, we recently introduced our own 5G Customer Premise Equipment products. Developed with industry-leading specifications, we expect this product to raise the IoT @ Home experience to a higher level through its next-generation connectivity capabilities. Separately, to complement our product innovation and development efforts, we have also been stepping up efforts in developing our proprietary e-commerce platform, Yunmi Shangcheng, and social-commerce platform, Viomi Lifestyle Center. Both platforms have experienced significant growth over the past year, providing us extra inroads to enhance household user stickiness and create further monetization opportunities going forward,” concluded Mr. Chen.

“Product sales across our Viomi-branded and Xiaomi-branded products remained strong in the third quarter of 2019, with net revenues increasing by 89.2% on a year-over-year basis to RMB1.07 billion, exceeding our previous guidance and showing acceleration on a sequential basis. Gross margin was 22.3% for the third quarter of 2019, reflecting the continued shifts in the Company’s business and product mix. Non-GAAP net income increased by 116.4% year-over-year to RMB83.9 million. Non-GAAP net income margin remained solid, increasing to 7.8% in the third quarter of 2019, compared to 6.9% in the third quarter of 2018, primarily attributable to greater economies of scale, together with improved operating efficiencies,” Mr. Shun Jiang, Chief Financial Officer of Viomi, commented.

“With regard to our offline store network, we continued to see strong interest and support from franchisees in the Viomi brand. However, in light of prevailing industry conditions, we have shifted our focus in the second half of 2019 towards further enhancing and optimizing our store performance and productivity, including the closure of underperforming stores. The number of Viomi offline experience stores was approximately 1,600 as of the end of the third quarter of 2019, compared to approximately

1,900 as of the end of the second quarter. Although the number of stores decreased, revenues generated from our offline channels still increased on a sequential basis. Going forward into 2020, we will continue to diversify our sales channels, including the opening of additional Viomi offline experience stores, as well as increasing our presence across other mainstream channels, to further broaden our market access and increase brand awareness. Separately, we continued to deepen our household user penetration. We had more than 2.6 million household users as of the end of the third quarter of 2019, compared to approximately 2.3 million as of the end of the second quarter. In addition, the percentage of our household users owning at least two or more of our IoT products increased to 17.1% from 16.1% as of the end of the second quarter,” Mr. Jiang concluded.

Third Quarter 2019 Financial Results

Net revenues increased by 89.2% to RMB1.07 billion (US$149.6 million) from RMB565.3 million for the third quarter of 2018, primarily due to continued successful rollout and significant increase in sales of Viomi-branded products, together with the successful launch of new Xiaomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 71.9% to RMB829.2 million (US$116.0 million) from RMB482.5 million for the third quarter of 2018, primarily due to the continued successful rollout of the Company’s smart kitchen products and other smart products, together with the successful launch of new series of Xiaomi-branded products.

-

Smart water purification systems. Revenues from smart water purification systems increased by 1.2% to RMB214.5 million (US$30.0 million) from RMB212.0 million for the third quarter of 2018. The increase was driven by healthy growth in sales volumes, partially offset by declines in average selling prices.

-

Smart kitchen products. Revenues from smart kitchen products increased by 74.3% to RMB342.1 million (US$47.9 million) from RMB196.3 million for the third quarter of 2018. The rapid growth was primarily driven by significant increases in sales volumes across many of the Company’s smart kitchen product categories, in particular Viomi-branded refrigerator products, as well as the successful launch of new series of Xiaomi-branded products such as range hoods and gas stoves.

-

Other smart products. Revenues from other smart products increased by 267.8% to RMB272.7 million (US$38.1 million) from RMB74.1 million for the third quarter of 2018. The rapid growth was primarily driven by significant increases in sales volumes of the Company’s Viomi-branded washing machine, water heater and sweeper robot products.

Consumable products. Revenues from consumable products increased by 333.3% to RMB53.7 million (US$7.5 million) from RMB12.4 million for the third quarter of 2018, primarily due to increased demand for the Company’s water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 164.8% to RMB186.5 million (US$26.1 million) from RMB70.4 million for the third quarter of 2018, primarily due to new product introductions, together with increased demand for the Company’s value-added products, including the successful launch of new series of Xiaomi-branded products.

Cost of revenues increased by 110.2% to RMB831.4 million (US$116.3 million) from RMB395.5 million for the third quarter of 2018. The increase was relatively in line with the rapid growth of net revenues.

Gross profit increased by 40.2% to RMB238.1 million (US$33.3 million) from RMB169.9 million for the third quarter of 2018. Gross margin was 22.3%, compared to 30.0% for the third quarter of 2018. The decrease in gross margin was primarily due to the continued shifts in the Company’s business and product mix.

Total operating expenses decreased by 26.5% to RMB169.2 million (US$23.7 million) from RMB230.2 million for the third quarter of 2018, primarily due to a significant decrease in share-based compensation expenses. A one-off share-based compensation expense of RMB90.2 million incurred in the third quarter of 2018 was no longer incurred in the third quarter of 2019. Additionally, the Company continued to achieve further economies of scale and improve operational efficiencies.

Research and development expenses increased by 29.3% to RMB43.2 million (US$6.0 million) from RMB33.4 million for the third quarter of 2018, primarily due to an increase in personnel-related expenses.

Selling and marketing expenses increased by 16.4% to RMB113.4 million (US$15.9 million) from RMB97.4 million for the third quarter of 2018, primarily due to increases in expenses in relation to the growth of the Company’s business, offset by a decrease in advertising and promotion-related expenses as a result of the Company’s achieving further economies of scale and improved operational efficiencies.

General and administrative expenses decreased by 87.3% to RMB12.6 million (US$1.8 million) from RMB99.4 million for the third quarter of 2018, primarily due to a significant decrease in share-based compensation expenses. A one-off share-based compensation expense of RMB90.2 million incurred in the third quarter of 2018 was no longer incurred in the third quarter of 2019.

Income from operations was RMB82.5 million (US$11.5 million), compared to a loss from operations of RMB59.2 million for the third quarter of 2018. Non-GAAP operating income2, excluding the impact of share-based compensation expenses, was RMB93.1 million (US$13.0 million), an increase of 136.0% from RMB39.4 million for the third quarter of 2018.

Income before income tax expenses was RMB85.8 million (US$12.0 million), compared to a loss before income tax expenses of RMB56.4 million for the third quarter of 2018.

Income tax expenses were RMB12.5 million (US$1.7 million), compared to RMB3.5 million for the third quarter of 2018.

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Net income was RMB73.3 million (US$10.3 million), compared to a net loss of RMB59.8 million for the third quarter of 2018, which was primarily due to a one-off share-based compensation expense of RMB90.2 million incurred in the third quarter of 2018. Net income margin was 6.9% for the third quarter of 2019.

Non-GAAP net income was RMB83.9 million (US$11.7 million), an increase of 116.4% from RMB38.7 million for the third quarter of 2018. Non-GAAP net income margin was 7.8%, compared to 6.9% for the third quarter of 2018.

Balance Sheet and Cash Flow

As of September 30, 2019, the Company had cash and cash equivalents of RMB727.1 million (US$101.7 million), restricted cash of RMB4.8 million (US$0.7 million), short-term deposits of RMB112.0 million (US$15.7 million) and short-term investments of RMB269.8 million (US$37.8 million), compared to RMB940.3 million, RMB29.6 million, nil and RMB169.0 million, respectively, as of December 31, 2018.

For the third quarter of 2019, net cash provided by operating activities was RMB116.7 million.

Shares Outstanding

As of September 30, 2019, the Company had a total of 208.8 million shares, or the equivalent of 69.6 million ADSs, outstanding.

First Nine Months of 2019 Financial Results

Net revenues increased by 81.0% to RMB2.91 billion (US$406.5 million), from RMB1.61 billion for the first nine months of 2018.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 70.7% to RMB2.24 billion (US$313.1 million) from RMB1.31 billion for the first nine months of 2018.

-	Smart water purification systems. Revenues from smart water purification systems increased by 5.4% to RMB679.3 million (US$95.0 million) from RMB644.5 million for the first nine months of 2018.

-	Smart kitchen products. Revenues from smart kitchen products increased by 84.7% to RMB890.0 million (US$124.5 million) from RMB481.9 million for the first nine months of 2018.

-	Other smart products. Revenues from other smart products increased by 262.7% to RMB668.5 million (US$93.5 million) from RMB184.3 million for the first nine months of 2018.

Consumable products. Revenues from consumable products increased by 71.2% to RMB171.3 million (US$24.0 million) from RMB100.0 million for the first nine months of 2018.

Value-added businesses. Revenues from value-added businesses increased by 155.1% to RMB496.9 million (US$69.5 million) from RMB194.8 million for the first nine months of 2018.

Cost of revenues increased by 89.3% to RMB2.17 billion (US$303.6 million) from RMB1.15 billion for the first nine months of 2018.

Gross profit increased by 60.2% to RMB735.8 million (US$102.9 million) from RMB459.4 million for the first nine months of 2018. Gross margin was 25.3%, compared to 28.6% in the first nine months of 2018.

Total operating expenses increased by 21.1% to RMB533.6 million (US$74.7 million) from RMB440.7 million for the first nine months of 2018.

Research and development expenses increased by 69.0% to RMB139.3 million (US$19.5 million) from RMB82.4 million for the first nine months of 2018.

Selling and marketing expenses increased by 40.9% to RMB343.9 million (US$48.1 million) from RMB244.0 million for the first nine months of 2018.

General and administrative expenses decreased by 55.9% to RMB50.4 million (US$7.1 million) from RMB114.2 million for the first nine months of 2018.

Income from operations increased by 988.6% to RMB218.5 million (US$30.6 million), compared to RMB20.1 million for the first nine months of 2018. Non-GAAP operating income, excluding the impact of share-based compensation expenses, was RMB251.1 million (US$35.1 million), compared to RMB126.4 million for the third quarter of 2018.

Income before income tax expenses was RMB236.3 million (US$33.1 million), compared to RMB25.5 million for the first nine months of 2018.

Income tax expenses were RMB32.7 million (US$4.6 million), compared to RMB15.1 million for the first nine months of 2018.

Net income was RMB203.6 million (US$28.5 million), compared to RMB10.5 million for the first nine months of 2018.

Non-GAAP net income was RMB236.3 million (US$33.1 million), compared to RMB116.8 million for the first nine months of 2018. Non-GAAP net income margin was 8.1%, compared to 7.3% for the first nine months of 2018.

Outlook

For the fourth quarter of 2019, the Company currently expects:

-	Net revenues to be between RMB1.40 billion and RMB1.44 billion, representing a year-over-year growth of approximately 46.5% to 50.7%.

For the full year of 2019, the Company currently expects:

-	Net revenues to be between RMB4.31 billion and RMB4.35 billion, representing a year-over-year growth of approximately 68.1% to 69.7%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Wednesday, November 20, 2019 (9:00 p.m. Beijing Time on November 20, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10136701

A telephone replay will be available one hour after the call until November 27, 2019 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10136701

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1477 to US$1.00, the effective noon buying rate for September 30, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for September 30, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Cecilia Li

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	940,298	727,076	101,722
Restricted cash	29,550	4,760	666
Short-term deposits	—	111,968	15,665
Short-term investments	168,993	269,841	37,752
Accounts and notes receivable from third parties (net of allowance of nil and RMB2,006 as of December 31, 2018 and September 30, 2019, respectively)	111,718	324,717	45,430
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2018 and September 30, 2019, respectively)	260,984	446,909	62,525
Other receivables from a related party (net of allowance of nil and nil as of December 31, 2018 and September 30, 2019, respectively)	112,320	53,095	7,428
Inventories	231,975	452,848	63,356
Prepaid expenses and other assets	46,890	45,817	6,410
Total current assets	1,902,728	2,437,031	340,954

Non-current assets
Prepaid expenses and other assets	3,636	23,687	3,314
Property, plant and equipment, net	11,301	38,764	5,423
Deferred tax assets	5,234	9,392	1,314
Intangible assets, net	169	2,533	354
Right-of-use assets, net[3]	—	18,951	2,651
Total non-current assets	20,340	93,327	13,056
Total assets	1,923,068	2,530,358	354,010

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	548,481	760,744	106,432
Advances from customers	86,312	73,872	10,335
Amount due to related parties	5,763	7,667	1,073
Accrued expenses and other liabilities	200,930	268,389	37,549
Short-term borrowing	—	95,868	13,412
Income tax payables	10,199	20,672	2,892
Lease liabilities due within one year[3]	—	7,105	994
Total current liabilities	851,685	1,234,317	172,687

Non-current liabilities
Accrued expenses and other liabilities	518	442	62
Lease liabilities[3]	—	12,629	1,767
Total non-current liabilities	518	13,071	1,829
Total liabilities	852,203	1,247,388	174,516

[3]

The Company has adopted ASU No. 2016-02 ‘‘Leases” beginning January 1, 2019 using the optional transition method. The only major impact of the standard is that assets and liabilities amounting to RMB9.3 million and RMB9.2 million, respectively, are recognized beginning January 1, 2019 for leased office space and an offline store with terms of more than 12 months.

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2018	2019	2019
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 90,200,000 and 96,048,677 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	5	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 117,600,000 and 112,740,000 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	7	7	1
Additional paid-in capital	1,193,174	1,180,099	165,102
(Accumulated deficit) retained earnings	(95,527)	106,945	14,962
Accumulated other comprehensive loss	(29,786)	(9,199)	(1,287)

Total Viomi Technology Co., Ltd (the “Company”)’s shareholders’ equity	1,067,873	1,277,858	178,779

Non-controlling interests	2,992	5,112	715

Total shareholders’ equity	1,070,865	1,282,970	179,494

Total liabilities and shareholders’ equity	1,923,068	2,530,358	354,010

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	243,725	481,283	67,334	895,263	1,220,899	170,810
Third parties	321,589	588,218	82,295	710,230	1,684,964	235,735
Total net revenues	565,314	1,069,501	149,629	1,605,493	2,905,863	406,545
Cost of revenues:
Purchase from a related party	(2,637)	(10,203)	(1,427)	(8,027)	(24,422)	(3,417)
Purchase from third parties	(392,813)	(821,163)	(114,885)	(1,138,053)	(2,145,607)	(300,181)
Total cost of revenues	(395,450)	(831,366)	(116,312)	(1,146,080)	(2,170,029)	(303,598)
Gross profit	169,864	238,135	33,317	459,413	735,834	102,947
Operating expenses(1)
Research and development expenses	(33,371)	(43,164)	(6,039)	(82,418)	(139,309)	(19,490)
Selling and marketing expenses (including RMB8,788, RMB14,348, RMB11,558 and RMB44,916 with related parties for the three months ended September 30, 2018 and 2019, and for the nine months ended September 30, 2018 and 2019, respectively)	(97,440)	(113,446)	(15,872)	(244,029)	(343,892)	(48,112)
General and administrative expenses	(99,412)	(12,590)	(1,761)	(114,249)	(50,433)	(7,056)
Total operating expenses	(230,223)	(169,200)	(23,672)	(440,696)	(533,634)	(74,658)
Other income	1,205	13,584	1,900	1,353	16,273	2,277
(Loss) income from operations	(59,154)	82,519	11,545	20,070	218,473	30,566
Interest income and investment income (including net interest expense of nil, nil, RMB333 and nil with related parties for the three months ended September 30, 2018 and 2019 and for the nine months ended September 30, 2018 and 2019, respectively)	2,784	2,818	394	5,443	16,527	2,312
Other non-operating income	—	446	62	—	1,312	184
(Loss) income before income tax expenses	(56,370)	85,783	12,001	25,513	236,312	33,062
Income tax expenses	(3,465)	(12,456)	(1,743)	(15,057)	(32,720)	(4,578)
Net (loss) income	(59,835)	73,327	10,258	10,456	203,592	28,484
Less: Net (loss) income attributable to the non-controlling interest shareholders	(1)	426	60	(1)	1,120	157
Net (loss) income attributable to the Company	(59,834)	72,901	10,198	10,457	202,472	28,327
Accretion of Series A Preferred Shares	(2,235)	—	—	(6,563)	—	—
Cumulative dividend on Series A Preferred Shares	(2,562)	—	—	(7,631)	—	—
Cumulative dividend on Class B Ordinary Shares	(208)	—	—	(620)	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(64,839)	72,901	10,198	(4,357)	202,472	28,327

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income attributable to the Company	(59,834)	72,901	10,198	10,457	202,472	28,327
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(8,399)	20,255	2,834	(11,419)	20,587	2,880
Total comprehensive (loss) income attributable to the Company	(68,233)	93,156	13,032	(962)	223,059	31,207
Net (loss) income per ADS*
-Basic	(6.93)	1.05	0.15	(0.48)	2.92	0.41
-Diluted	(6.93)	1.01	0.14	(0.48)	2.82	0.39
Weighted average number of ADS used in calculating net income per ADS
-Basic	9,355,237	69,351,625	69,351,625	9,059,474	69,298,127	69,298,127
-Diluted	9,355,237	71,932,384	71,932,384	9,059,474	71,913,887	71,913,887
Net (loss) income per share attributable to ordinary shareholders of the Company
-Basic	(2.31)	0.35	0.05	(0.16)	0.97	0.14
-Diluted	(2.31)	0.34	0.05	(0.16)	0.94	0.13
Weighted average number of ordinary shares used in calculating net income per share
-Basic	28,065,711	208,054,876	208,054,876	27,178,421	207,894,380	207,894,380
-Diluted	28,065,711	215,797,153	215,797,153	27,178,421	215,741,660	215,741,660

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	90,992	1,818	254	91,978	5,453	763
Research and development expenses	4,867	5,609	785	9,095	17,146	2,399
Selling and marketing expenses	2,725	3,106	435	5,285	10,059	1,407

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
(Loss) income from operations	(59,154)	82,519	11,545	20,070	218,473	30,566
Share-based compensation expenses	98,584	10,533	1,474	106,358	32,658	4,569
Non-GAAP operating income	39,430	93,052	13,019	126,428	251,131	35,135
Net (loss) income	(59,835)	73,327	10,258	10,456	203,592	28,484
Share-based compensation expenses	98,584	10,533	1,474	106,358	32,658	4,569
Non-GAAP net income	38,749	83,860	11,732	116,814	236,250	33,053
Net (loss) income attributable to the Company	(59,834)	72,901	10,198	10,457	202,472	28,327
Share-based compensation expenses	98,584	10,533	1,474	106,358	32,658	4,569
Non-GAAP net income attributable to the Company	38,750	83,434	11,672	116,815	235,130	32,896
Net (loss) income attributable to ordinary shareholders	(64,839)	72,901	10,198	(4,357)	202,472	28,327
Share-based compensation expenses	98,584	10,533	1,474	106,358	32,658	4,569
Non-GAAP net income attributable to ordinary shareholders	33,745	83,434	11,672	102,001	235,130	32,896
Non-GAAP net income per ADS
-Basic	3.60	1.20	0.17	11.25	3.39	0.47
-Diluted	2.76	1.16	0.16	8.52	3.27	0.46
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	9,355,237	69,351,625	69,351,625	9,059,474	69,298,127	69,298,127
-Diluted	12,181,497	71,932,384	71,932,384	11,962,361	71,913,887	71,913,887
Non-GAAP net income per ordinary share
-Basic	1.20	0.40	0.06	3.75	1.13	0.16
-Diluted	0.92	0.39	0.05	2.84	1.09	0.15
Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	28,065,711	208,054,876	208,054,876	27,178,421	207,894,380	207,894,380
-Diluted	36,544,491	215,797,153	215,797,153	35,887,083	215,741,660	215,741,660

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.